601 Lexington Avenue New York, New York 10022
Ross M. Leff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4947		(212) 446-4900
Ross.Leff@kirkland.com	www.kirkland.com

April 4, 2016

Via EDGAR

Ms. Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Exelon Corporation
Registration Statement on Form S-4
Filed January 29, 2016
File No. 333-209209

Dear Ms. Ransom:

We refer to the letter dated February 22, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Exelon Corporation, a Pennsylvania corporation (the “Company”), setting forth the comments of the staff of the Commission (the “Staff”) with respect to the Company’s Registration Statement on Form S-4, Commission File No. 333-209209, filed on January 29, 2016 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments together with our responses. Page numbers in the text of this response letter correspond to page numbers in Amendment No. 1.

General

1.	Staff’s comment: Item 19 of Form S-4 identifies certain information to be provided in an exchange offer. We note that your most recently filed Form 10-K incorporates by reference your definitive proxy statement, which you have not yet filed. Please either disclose in the Form S-4 all the information that Item 19 requires you to disclose, file the definitive proxy statement, or amend your Form 10-K to include this information. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01, by analogy.

Response: In response to the Staff’s comment, the Company filed its definitive proxy statement on Schedule 14A on March 16, 2016 and incorporated by reference into Amendment No. 1 the information that was specifically incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 from its definitive proxy statement.

Signatures, II-4

2.	Staff’s comment: Please revise your signature page to include the signature of your principal financial officer in his individual capacity. Please refer to Instruction 1 to Signatures on Form S-4. In this regard, we note that Mr. Thayer signed the first half of your signature page on behalf of the registrant but not in his individual capacity.

Response: In response to the Staff’s comment, the Company has updated the signature page, appearing on page II-4 of the Registration Statement, to include the signature of its principal financial officer in his individual capacity.

Index of Exhibits

Opinion of Ballard Spahr LLP, Exhibit 5.2

3.	Staff’s comment: We note counsel’s statement that their opinion, directed to the board, may not be relied upon or distributed to any other person without prior written consent from counsel. Please have counsel revise the opinion to eliminate this limitation on reliance. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011).

Response: In response to the Staff’s comment, a revised opinion of counsel that does not contain a limitation on reliance has been submitted.

*            *             *            *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (212) 446-4947 or Ross.Leff@kirkland.com.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff, Esq. Kirkland & Ellis LLP

cc:	Jonathan W. Thayer
Bruce G. Wilson, Esq.
Exelon Corporation

Richard B. Aftanas, Esq.
Kirkland & Ellis LLP

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